

August 17, 2023

Gianluca Tagliabue
Chief Financial Officer and Chief Operating Officer
Ermenegildo Zegna N.V.
Viale Roma 99/100
13835 Valdilana loc. Trivero
Italy

      Re: Ermenegildo Zegna N.V.
          Form 20-F for the Fiscal Year Ended December 31, 2022
          Filed April 6, 2023
          File No. 001-41180

Dear Gianluca Tagliabue:

      We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

      After reviewing your response to these comments, we may have additional comments.

Form 20-F for the Fiscal Year Ended December 31, 2022

Item 5. Management's Discussion and Analysis of Financial Condition and Results of Operations
B. Liquidity and Capital Resources
Debt Covenants, page 87

1.   Your disclosures regarding financial debt covenants refer to a required ratio of Net Financial Indebtedness to Adjusted EBITDA but also imply compliance, at the last covenant date, with a positive Net Financial Indebtedness/(Cash Surplus) position. Please tell us, and revise future filings to clarify, whether your financial debt covenants are based on a required ratio of Net Financial Indebtedness to Adjusted EBITDA, a Net Financial Indebtedness/(Cash Surplus) position, or both. To the extent your debt covenants are based on a required ratio of Net Financial Indebtedness to Adjusted EBITDA, in addition to disclosing the required ratio, please also disclose your actual ratio. To the extent your debt covenants are based on a Net Financial Indebtedness/(Cash Surplus)

position, please disclose the minimum required position.

Non-IFRS Financial Measures

Adjusted EBIT and Adjusted EBIT Margin, page 90

2. We note you present a non-IFRS financial measure you identify as Adjusted EBIT Margin but you do not present the most directly comparable IFRS measure, net income margin, with equal or greater prominence. For each non-IFRS financial measure you present, please present the most directly comparable IFRS measure with equal or greater prominence as required by Item 10(e)(1)(i)(A) of Regulation S-K and Regulation G. This comment is also applicable to disclosures in earnings releases filed under Form 6-K.

Adjusted Profit/(Loss), page 95

3. We refer to your presentation of Adjusted Profit/Loss. Please tell us, and revise your disclosures in future filings to clearly explain, how the tax effects of adjusting items are calculated and how they comply with Question 102.11 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. This comment is also applicable to Adjusted Basic Earnings per Share and Adjusted Diluted Earnings per share on page 98 and to disclosures in earnings releases filed under Form 6-K.

4. We note your non-IFRS adjustment related to legal costs for trademark disputes. Based on the nature of your business, is appears to us that trademark litigation is likely to arise in the ordinary course of your business. Although this litigation may have been unusual in size and complexity, given the nature of the litigation, it appears to us that the related legal costs are normal operating expenses and excluding them from non-IFRS performance measures is not appropriate based on the requirements of Question 100.01 of the Division of Corporation Finance's Compliance & Disclosure Interpretations on Non-GAAP Financial Measures. Please advise or revise in future filings.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Dale Welcome at 202-551-3865 or Anne McConnell at 202-551-3709 with any questions.

Sincerely,

Division of Corporation Finance
Office of Manufacturing